UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    8342GW101
                                 --------------
                                 (CUSIP Number)

                            Pinetree (Barbados) Inc.
                            30E Lower Halcyon Heights
                          Lascelles, St. James Barbados
                            Telephone: (246) 432-0401
                         Attention: Dr. J. Gordon Murphy
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                November 5, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 7 pages

---------------------
CUSIP No. 83426W101
---------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
             PINETREE (BARBADOS) INC.
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             BARBADOS
------------ -------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                                   0 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY                                  2,942,948 (SEE ITEMS 2 AND 5)
       OWNED BY         ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                                   0 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                   2,942,948 (SEE ITEMS 2 AND 5)
----------------------- ------- ------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,942,948 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             37.4% (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             CO
------------ -------------------------------------------------------------------


                               Page 2 of 7 pages

---------------------
CUSIP No. 83426W101
---------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
             PINETREE CAPITAL LTD.
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             ONTARIO
------------ -------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                                   0 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY                                  2,942,948 (SEE ITEMS 2 AND 5)
       OWNED BY         ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                                   0 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                   2,942,948 (SEE ITEMS 2 AND 5)
----------------------- ------- ------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,942,948 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             37.4% (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             CO
------------ -------------------------------------------------------------------


                               Page 3 of 7 pages

         This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D dated May 3, 2004 (the "Schedule 13D") filed by Pinetree (Barbados) Inc., a Barbados corporation ("Pinetree"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Amended Schedule 13D is being filed by Pinetree (Barbados) Inc., a corporation formed under the laws of Barbados. This Amended Schedule 13D is also being filed by Pinetree Capital Ltd. ("Pinetree Capital"), a corporation formed under the laws of Ontario. Pinetree Capital is the parent company and sole shareholder of Pinetree. The principal businesses of Pinetree and Pinetree Capital are private investment.

                  The address of the principal office of Pinetree is 30E Lower Halcyon Heights, Lascelles, St. James, Barbados. The address of the principal office of Pinetree Capital is The Exchange Tower, 130 King Street West, Suite 2810, Toronto, ON M5X 1A9.


            (d) During the past five years, neither Pinetree nor, to Pinetree's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Pinetree Capital has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Pinetree Capital nor, to Pinetree Capital's knowledge, any of its executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, neither Pinetree nor, to Pinetree's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Pinetree Capital, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Pinetree Capital nor, to Pinetree Capital's knowledge, any of its executive officers, directors or controlling persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         On November 5, 2004, Pinetree purchased an additional 250,000 shares of Series A Preferred Stock and a Common Stock Purchase Warrant to purchase 500,000 shares of Common Stock for an aggregate purchase price of $250,000. The shares of Series A Preferred Stock and the Common Stock Purchase Warrant are immediately convertible or exercisable, as the case may be, for 250,000 shares of Common Stock and 500,000 shares of Common Stock, respectively. The consideration used by Pinetree to purchase these shares and the warrant was Pinetree's personal funds.


                               Page 4 of 7 pages

ITEM 4.   PURPOSE OF TRANSACTION.

         (a) - (j). All of the shares of Series A Preferred Stock and the Common Stock Purchase Warrants reported herein, including the shares of Common Stock issuable upon the conversion or exercise thereof, were acquired for investment purposes.

         Except as set forth in this Item 4, neither Pinetree nor Pinetree Capital have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Pinetree is deemed to beneficially own an aggregate of 2,942,948 shares of Common Stock (the "Shares"), representing approximately 37.4% of the number of shares of Common Stock stated to be outstanding by the Company in Amendment No. 2 to its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on January 14, 2005.

         (b) By virtue of Pinetree's direct ownership of the Shares and Pinetree Capital's ownership and control of Pinetree, Pinetree Capital and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares. Neither of Pinetree nor Pinetree Capital may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

                  Of the 2,942,948 Shares, 1,771,474 Shares are issuable upon the exercise of Common Stock Purchase Warrants. The remaining 1,171,474 Shares are issuable upon the conversion of 1,171,474 shares of Series A Preferred Stock purchased by Pinetree and for which Pinetree has granted to Woodlaken, LLC an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law. Woodlaken's proxy does not extend to any proposal to amend, delete or waive any of Pinetree's preemptive rights under the Certificate of Designation of the Series A Preferred Stock, for which Pinetree retained the right to vote.

                  Pinetree has shared power to direct the vote and to direct the disposition of 2,942,948 shares of Common Stock with Pinetree Capital.


                               Page 5 of 7 pages

         (c) On November 5, 2005, Pinetree purchased 250,000 shares of Series A Preferred Stock and Warrants to purchase 500,000 shares of Common Stock. Pinetree gave Woodlaken voting control of the shares of Series A Preferred Stock through irrevocable proxies. Pinetree paid $1.00 per unit, each unit consisting of one share of Series A Preferred Stock and Warrants to purchase two shares of Common Stock. Other than as set forth in this
                  Schedule 13D, Pinetree has not effected transactions in the shares of Common Stock of the Company during the past sixty
                  (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement between Pinetree (Barbados), Inc. and Pinetree Capital Ltd. dated as of January 20, 2005.

         2. Form of irrevocable proxy (incorporated by reference from the Company's Current Report on Form 8-K filed on May 14, 2004).


                               Page 6 of 7 pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2005

                                            PINETREE (BARBADOS) INC.


                                            By: /s/ J. Gordon Murphy
                                                --------------------
                                                 Name: Dr. J. Gordon Murphy
                                                 Title:  President


                                            PINETREE CAPITAL LTD.


                                            By: /s/ Larry Goldberg
                                                --------------------
                                                 Name: Larry Goldberg
                                                 Title: Executive Vice President
                                                 and Chief Financial Officer



                                Page 7 of 7 pages